Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – April to June 2023

Mumbai, July 6, 2023: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for April - June 2023

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	41997	50413	42182	51226	54	57
UVC	NEXON, PUNCH	73107	79513	73167	76300	145	272
UV2	SAFARI, HARRIER, SUMO	14760	13631	14776	12594	3	1
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	1461	0	1815	2534	0	0
V2	MAGIC, MAGIC IRIS	50	44	0	428	20	31
N1- A1	ACE, ACE EX, ACE Zip	32363	24854	29655	22622	849	1198
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	18305	15572	16587	13768	1301	469
M2- A1	Buses Fully Built, Buses Chassis	1208	3852	1396	805	39	0
M2- A2	Buses Fully Built, Buses Chassis	1646	1140	1084	1081	0	14
N2- A1	Tippers, Haulage	1767	2723	1879	1182	245	243
N2- A2	Tippers, Haulage	5660	3441	2704	2248	304	79
N2- A3	Tippers, Haulage	2821	2375	652	227	176	96
N2- A4	Tippers, Haulage	4028	2120	3332	1905	266	127

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023
M3-A1	Buses Fully Built, Buses Chassis	510	2130	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	26	0	2268	1	34	37
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	2029	1873	824	3300	98	205
M3-C1	Buses Fully Built, Buses Chassis	3	5	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	883	1053	1324	696	413	330
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	44	537	476	1058	0	2
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	0	106	100	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	35
M3- F2	Buses Fully Built, Buses Chassis	0	0	450	736	40	231
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	6840	1701	608	24	0	4
N3- A2	Tippers, Haulage	0	0	4560	1133	476	220
N3- A3	Tippers, Haulage	0	0	3263	1558	0	0
N3- B1(a)	Tippers, Haulage	3433	4375	10	2044	606	109
N3- B1(b)	Tippers, Haulage	18540	18680	5105	4257	174	51
N3- B1(c)	Tippers, Haulage	0	0	3412	3059	20	30
N3- B1(d)	Tippers, Haulage	0	0	1739	1127	0	25
N3- B1(e)	Tippers, Haulage	0	0	6412	7442	27	14

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023	APR - JUN 2022	APR - JUN 2023
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	840	694	0	0
N3- B2(c)	Tractors with suitable Trailers	886	825	526	365	29	11
N3- B2(d)	Tractors with suitable Trailers	5618	8479	4782	7825	1	9

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.